

November 12, 2010

Earl Abbott
President
Coyote Resources, Inc.
5490 Longley Lane
Reno, Nevada 89511

> **RE:** **Coyote Resources, Inc.**
> **Form 8-K**
> **Filed August 18, 2010, as amended**
> **File No. 000-52512**

Dear Mr. Abbott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Debt Repayment Agreement

1.   We note your amended disclosure in response to comments two and five from our letter dated September 16, 2010. Please revise your disclosure to identify Socially Responsible Wealth Management Ltd. as a promoter, disclose the control person(s) of Socially Responsible Wealth Management Ltd., and revise your disclosure under "Certain Relationships and Related Party Transactions…" on page 19 to provide the disclosure required under Item 7 of Form 10.

Subsidiary Merger and Name Change, page 3

2.   We note your amended disclosure in response to comment four from our letter dated September 16, 2010. Please revise to disclose the purpose of the merger and your

board's basis for determining it was in the company's best interest to merge Coyote with BLS.

Private Placement, page 3

3.   We note your amended disclosure in response to comment six from our letter dated September 16, 2010 indicating that you effected a 60 for 1 forward stock split on August 30, 2010. Explain why the board authorized the 60 for 1 forward stock split. Also, no proxy or information statements filed relating to such appear to have been filed. Please advise how the company took such actions in compliance with state law and Section 14 of the Securities Exchange Act of 1934 including, but not limited to, Note A of Schedule 14A.

4.   We note your amended disclosure and response to comment seven from our letter dated September 16, 2010. Please file the agreements relating to the purchase of Brittany Prager's common stock and revise to disclose the material terms of such transactions.

Stock Cancellation and Debt Forgiveness Agreement, page 3

Description of Business

5.   We note your deletion of mitigating language in response to comment 12 from our letter dated September 16, 2010. Please revise to disclose in the appropriate location how your management "will strive within the confines of practical limitations to prevent the described patterns [of abuses that have occurred historically in the penny stock market] from being established."

 Risk Factors, page six

Our compliance with the Sarbanes-Oxley Act…, page eight

6.   We reissue comment 11 from our letter dated September 16, 2010. Please expand this risk factor to discuss the estimated costs and work associated with preparing and including your evaluation report of internal control over financial reporting for your next Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Zitko, at (202) 551-3399, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director